Management Discussion & Analysis

Pacific Asia China Energy Inc.

Nine Months Ended November 30, 2007

This discussion should be read in conjunction with the consolidated financial statements and related notes of the Company for the nine months ended November 30, 2007. (the “Financial Statements”) The information in this Management Discussion and Analysis (“MD&A”) contains forward looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward looking statements. The information contained in this report is made as of January 29, 2008.

Pacific Asia China Energy Inc. (the “Company”) is a junior resource issuer primarily engaged in the acquisition, exploration and development of coalbed methane (CBM) properties in China as well as CBM drilling and coal degasification through its 50% owned subsidiary, PACE Mitchell Drilling Corp. Management believes that the development of CBM properties and coal degasification projects in China presents an opportunity for the following reasons.

•

Increased energy demand in China. China recently passed Japan as the world’s number 2 importer of oil. In addition, demand for electricity is growing at a rate of 9-10% per year.

•

China has vast underdeveloped energy resources. CBM resources are 3 times the known reserves in the United States. By 2011, China plans for 10 percent of the country’s natural gas consumption to be derived from coalbed methane gas.

•

The Chinese Government established the China United Coalbed Methane Corporation (CUCBM) to oversee CBM exploration and development, and encourage participation with international partners.

•

China is the world’s largest producer and consumer of coal. A need to degasify their coal deposits for new energy, mine safety, and environmental improvement has been recognized

In 1998, Chevron-Texaco signed the first international Production Sharing Contract (PSC) with the China United Coalbed Methane Company. Over 30 PSCs with international companies have been entered into since that time. In 2006, Pacific Asia China Energy Inc, through its two wholly owned subsidiaries China Canada Energy Inc (Huangshi Project) and Asia Canada Energy Inc (Baotian-Quigshan Project, also known as the Guizhou project) became the first Canadian company to explore for and develop CBM resources in China.

Changes In Management/ Directors

On May 3, 2006, Mr. Tunaye Sai was appointed President of Pacific Asia China Energy. Mr. Sai is a mining engineer with over 35 years international experience in the resource sector. Dr. David Marchioni was appointed Vice President, Exploration. Dr. Marchioni is a coal and CBM expert based in Calgary, Alberta. The following month, Mr. Peter Pacey was appointed Country Manager of the Company’s drilling operations. Mr. Pacey has over 20 years CBM drilling experience with a number of Australian drilling companies.

At the Company’s 2006/2007 Annual General Meeting held on August 8, 2007, Thomas Hogan, Director, did not stand for re-election to the Board of Directors. James Douglas Brown was proposed to replace Mr. Hogan, and was elected to the Board at the Annual General Meeting.

Share Exchange Agreement

On December 30, 2005, the Company completed a share exchange agreement with CCE whereby the Company acquired all the issued share capital of CCE in exchange for issuing 10,000,000 common shares of the Company to the shareholders of CCE.  As the transaction constitutes a reverse take-over under the policies of the TSX-V, the common shares issued for the acquisition are subject to escrow agreements and will be released over a three year period.  Legally, the Company is the parent of CCE.  However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of CCE, resulting in a reverse takeover for accounting purpose.

Properties of the Company

The Company acquired China Canada Energy Inc, which holds a Production Sharing Contract to explore for and develop CBM on the Huangshi concession, which is located in the Hubei province of China.  The total contract area covers 305 km2   (117 square miles). Norwest Corporation of Calgary was hired to prepare an independent technical report on this property. No resource estimate was provided. However, the historical presence of gas was determined and a work program was recommended by Northwest Corporation.

On March 20, 2006 the Company exercised its option to acquire Asia Canada Energy Inc., which holds a Production Sharing Contract to explore for and develop CBM on the Baotian-Quigshan property, also known as the Guizhou project. The total contract area covers 969 km2 (374 square miles). Sproule International of Calgary was hired to prepare an independent technical report for this property. This report was completed and submitted to the Company on December 31, 2005. The “Low Case” volume of discovered CBM resources in place was estimated at 504 BCF. The “High Case” volume of discovered CBM resources in place was estimated at 11.2 TCF.  The “Most Likely Case” volume of discovered CBM resources in place was estimated at 5.2 TCF.

Joint Venture Drilling Company

On February 6, 2006 PACE entered into a Memorandum of Understanding with Mitchell Drilling Contractors Pty Ltd of Brisbane, Australia ("Mitchell Drilling") for the formation of a Joint Venture Drilling Contractor to provide drilling services in China for coalbed methane gas ("CBM") and coal degasification projects

 It was proposed that the Joint Venture Company be granted the exclusive license to use Mitchell's proprietary drilling Dymaxion System in China. Dymaxion is a unique and highly effective surface to in-seam drilling technique which the company has deployed since early 2000. To date, over 200 Dymaxion wells have been drilled on CBM projects.

 In November, 2006, PACE Mitchell Drilling Corp was created by the completion of a definitive joint venture agreement and license agreement between PACE and Mitchell Drilling. PACE now owns 50% of PACE Mitchell Drilling Corp with Mitchell Drilling owning the remaining 50%. In order to obtain the exclusive technological rights to the Dymaxion drilling platform in China, PACE issued 1,075,950 common shares to Mitchell Drilling, and advanced loans for the construction of two Dymaxion drilling rigs. The first rig was delivered to China in February. The second drill rig was completed and shipped to China in the summer of 2007.

Performance Summary and Update

The Company’s primary objective is to acquire CBM properties in China and to finance their exploration and development through equity financing, by joint venture, option agreements or other means. Production Sharing Contracts for two CBM concessions in China have been formally signed: Guizhou and Huangshi A Memorandum of Understanding (MOU) on a third concession (China Canada Energy- Chenzou), and an option agreement on a fourth CBM concession (Asia Canada Energy- Jiaozuo) have been entered into. Negotiations are ongoing.

Exploration on the Guizhou CBM concession began in March 2006, and final test results were received early in 2007. Six slim hole wells were drilled to depths between 350-900m. The test wells allowed the Company to evaluate the key production factors including reservoir pressure, coal permeability, gas content and composition, coal saturation, and water volume/quality. Data collected and analysed confirmed data found in the Sproule International technical report which further enabled the Company to prepare plans for a pilot test well program.

Performance Summary and Update (Cont’d…)

In June 2007, the Company begun drilling the first of 3 vertical pilot wells at its Baotian-Qingshan CBM Exploration concession (Guizhou CBM Project).The pilot-test program is located near the Zongyi village in the southwest part of the Mayi exploration block. The test block is approximately 3 km2 in size. This initial 3 well program will include stimulation by fraccing, dewatering, and an extended monitoring and test production phase. Analysis of reservoir and production data is expected to guide further possible testing with Mitchell Dymaxion horizontal drilling in a larger region comprising 20 km2 which surrounds the initial the pilot area. On November 29, 2007, drilling operations were completed. Subsequent, to the end of the quarter ending November 30, a successful fracturing program was carried out. An extended production testing program is currently underway.

At Huangshi, technical drilling difficulties were encountered resulting in termination of the slim-hole exploration program. The project is under evaluation for the identification new drill targets for slim-hole drilling.

In November 2006, PACE Mitchell Drilling Corp was created as a 50% owned subsidiary. The premise behind the creation of Pace Mitchell Drilling Corp is to enable the Company to advance long-term CBM development plans. However, China has recently prioritized coal mine degasification to reduce the thousands of accidental mining fatalities as a result of methane explosions and to lower the world’s largest volume of harmful coal mine methane emissions. As a result PACE Mitchell Drilling has identified potential degasification opportunities, and a new business segment was created. Marketing efforts were initiated and the Company entered into discussions for potential contracts.

In February 2007, PACE Mitchell Drilling Corp announced its first coal degasification contract, with the Shenhua Group, China's largest coal producer. An AU $10 million (US $ 8.3 million) contract with a consortium of partners was signed to provide a turn-key operation at Shenhua's Baijigou Coal Mine site located in Ningxia Province. This contract was terminated during the quarter ending November 30, 2007, due to difficult drilling conditions at the site. A subsequent evaluation of the underground conditions completed by PACE Mitchell's engineers revealed that part of the area had already been mined, resulting in drilling conditions not amenable to further degasification activity. All outstanding issues have been settled amicably between the Shenhua Group and the four company consortium contracted to complete the project. The Company received approximately US $1.3 million in revenue from this contract.

Performance Summary and Update (Cont’d…)

In September 2007 PACE Mitchell Drilling Corp. signed a drilling services contract for degasification at the Yunnan Weixin Guanyinshan Coal Mine in Kunming, Yunnan Province, China. The Drilling Services Contract provides for up to two sets of Dymaxion horizontal wells. PACE Mitchell will drill one Dymaxion well set comprising one vertical well which will be intersected by two Surface-to-in-Seam (SIS) laterals in the target coal seam. Additional gas production and monitoring equipment will also be installed. The contract value for the first well is US $1.41 million. Weixin retains the option for a second Dymaxion well set for a period of ten days after completion of the first well. Should Weixin exercise this option, the total contract value increases to US $2.73 million. Drilling operations began in October. In addition, a new drilling contract was signed with a leading CBM company conducting exploration and development activities in China. One Dymaxion horizontal well set will be drilled at an undisclosed location. Terms of this contract remain confidential for competitive reasons.

Results of Operations

The Company incurred a loss of $4,053,693 for the nine months ended November 30, 2007 compared to a loss of $1,651,353 for the nine months ended November 30, 2006. The increase in gross loss is due to the costs associated with the commencement of the drilling operations.

For the nine months ended November 30, 2007, general and administrative expenses were $3,022,682 compared to $1,939,196 for the nine months ended November 30, 2006. The increase in expenses is primarily attributed to increased overhead and start-up costs associated with its drilling operations in China.

Results of Operations (cont’d…)

The following table details the general and administrative expenses for the nine months ended November 30, 2007 and 2006:

	Nine Months Ended November 30, 2007	Nine Months Ended November 30, 2006
Revenue
Drilling revenue	$ 1,408,338	$ -
Cost of drilling services	(2,416,431)	-

Gross profit(loss)	(1,008,093)	-

General and administrative expenses
Advertising	5,161	59,595
Amortization	490,630	-
Business development	198,758	134,875
Conferences	33,768	136,875
Consulting fees	411,283	543,671
Investors relations	30,375	74,078
Maintenance	92,786	-
Office and miscellaneous	536,682	117,515
Professional fees	231,543	136,807
Regulatory/filing fees	5,141	19,609
Rent	47,120	-
Shareholder communications	12,348	14,475
Stock-based compensation	376,706	625,871
Telephone	23,957	-
Transfer agent	15,388	19,182
Travel	36,879	56,643
Wages and benefits	474,157	-

	(3,022,682)	(1,939,196)

Loss before other items	(4,030,775)	(1,939,196)
Other items
Exchange gain/(loss)	(143,492)	24,182
Interest income	119,899	263,661
Miscellaneous income	675	-

	(22,918)	287,843

Net loss	$ (4,053,693)	$ (1,651,353)
Basic and diluted net loss per share	$ (0.05)	$ (0.02)

Results of Operations (cont’d…)

For the nine months ended November 30, 2007, the Company spent the following on acquisition and exploration:

	Huangshi Property	Guizhou Property	Total Property Expenditures

Resource Property Balance, February 28, 2006	$ 1,092,727	$ -	$1,092,727
ACE Acquisition cost	-	3,525,199	3,525,199
Deferred exploration costs:
CUCBMfees	75,032	295,518	370,550
Geological Expenditures	120,903	708,806	829,709
Supplies	46,840	238,455	285,295
Personnel	200,028	318,039	518,067
Travel	24,400	202,760	227,160
Drilling, testing and operation	327,715	1,087,533	1,415,248

Resource Property Balance, February 28, 2007	$ 1,887,645	$ 6,376,310	$8,263,955
CUCBM fees	109,245	186,047	295,292
Geological expenditures	44,188	164,990	209,178
Supplies	-	98,143	98,143
Personnel fees	60,291	126,977	187,268
Travel	7,436	75,013	82,449
Drilling and sample testing	142,526	1,035,959	1,178,485

Resource Property Balance, November 30, 2007	$ 2,251,331	$ 8,063,439	$10,314,770

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
`05–`06	Net Income (loss)	(35,089)	(147,203)	(247,992)	(898,571)
	Net Income (loss) per share	(0.01)	(0.02)	(0.03)	(0.01)
`06–`07	Net Income (loss)	(990,277)	(335,850)	(325,226)	2,231
	Net Income (loss) per share	(0.02)	(0.01)	(0.01)	0.01
’07-‘08	Net Income (loss)	(924,260)	(2,276,149)	(853,284)
	Net Income (loss) per share	(0.01)	(0.03)	(0.01)

Selected Annual Information

February 28
Loss for the year	$(2,168,632)	$(1,328,855)	$(42,441)
Total assets	16,140,957	12,878,088	567,713

Total liabilities	1,046,738	505,192	600,154

Shareholders’ equity	15,094,219	12,372,896	32,441

Basic and diluted loss per share	$(0.03)	$(0.10)	$(0.01)

Liquidity

The Company currently has limited revenues from its drilling operations, and as a junior resource company and is focused on the exploration and development of its CBM properties. The Company does not anticipate generating operating revenues from its CBM properties in the next year. Historically, the Company has received revenues only from investment income on cash reserves held. The Company expects to rely upon equity financing as its primary source of funding.

As of November 30, 2007 the Company’s drilling operations have received total proceeds of $1,808,911. Of the cash received, $1,108,681 has been recognized as revenue with the balance, $700,230, reported as unearned revenue until completion of the contracts.

Financing, Principal Purposes and Milestones

On May 7, 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring April 5, 2009 and May 7, 2009.  In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders. Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring May 7, 2009.

Financing, Principal Purposes and Milestones (cont’d…)

For the nine months ended Novmeber 30, 2007, the Company has received additional proceeds of $83,250 from the exercise of warrants.

Capital Resources

The Company is required to spend up to US $1.5 million on exploration and a pilot production program on the Huangshi property. Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 70% of the post-exploration capital expenditures for a 70 % interest in the project and CUCBM would be responsible for 30% of the post-exploration capital expenditures for a 30 % interest in the project.

At Guizhou, the Company is required to spend up to US $8 million on exploration and a pilot production program. Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 60% of the post-exploration capital expenditures for a 60% interest in the project, while CUCBM would be responsible for 40% of the post-exploration expenditures for a 40% interest in the project.

Outstanding Share Data

As at January 29, 2008, the Company has 92,595,178 common shares issued and outstanding. The Company also has 5,400,000 incentive stock options ranging in exercise price from $0.50 to $2.38, 13,434,741 share purchase warrants ranging in exercise price from $0.65 to $0.75 per share.

Transactions with Related Parties

The Company entered into the following related party transactions during the nine months ended November 30, 2007:

a)

Paid or accrued management consulting fees in the amount of $45,000 to a company controlled by Steven Khan, a Director and Executive Vice-President of the Company. A company controlled by Devinder Randhawa, the Chairman and CEO of the Company, received $47,557 in management consulting fees. Patrick Groening, the Chief Financial Officer, received $36,000 for his services. A company controlled by David Marchioni, a Director and Vice President of Exploration, received $50,000 for his services. Tunaye Sai, a Director and President of the Company received $92,556 for his services.

b)

Received a loan of $262,624 (2006 - $Nil) from a related party. The loan is non-interest bearing and has specified terms of repayment.

Transactions with Related Parties (cont’d…)

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are due to directors and companies controlled by directors and are unsecured, non-interest bearing and have no specific repayment terms.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms.  The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of November 30, 2007 and concluded that the current disclosure controls and procedures are effective.

During the nine months ended November 30, 2007, the Company made changes to its systems of internal controls that did not materially affect internal control over financial reporting.

Subsequent Events

a)

On December 3, 2007, PACE received approval and began trading on the Over the Counter Bulletin Board Market (“OTC-BB”) under the trading symbol PCEEF. Brean Murray, Carret & Co., LLC of New York has registered with the "OTC-BB" as a market maker in the securities of the Company.

b)

Subsequent to the quarter ending November 30, 2007, the Company successfully completed a fracturing stimulation program at its Guizhou CBM pilot test. Dewatering and monitoring of reservoir conditions is expected to continue for 2 to 3 months in order to determine the feasibility of economic gas production from these wells.

c)

The Company issued 2,066,250 common shares for total proceeds of $495,000 pursuant to the exercise of share purchase warrants.